UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Spartan Stores, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    846822104
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                 March 22, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               49,409 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             38,095 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            49,409 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     38,095 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           87,504 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.43%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               1,070,041 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            1,070,041 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,070,041 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.22%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               99,737 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            99,737 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          99,737 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.49%

14 TYPE OF REPORTING PERSON*
         CO


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               150,845 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            150,845 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -----

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         150,845 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.74%

14 TYPE OF REPORTING PERSON*
         PN


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               54,387 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            54,387 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -----
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         54,387 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.27%

14 TYPE OF REPORTING PERSON*
         CO



Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Spartan Stores, Inc., 850 76th Street Southwest, Grand Rapids, MI. 49518.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC*, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Loeb's current position with respect to the Issuer was previously reflected in a letter that was sent to the Issuer's Board of Directors, a copy of which was included in a previous filing. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of March 22, 2005.
                                    Shares of Common Stock

Loeb Arbitrage Fund                        1,070,041
Loeb Partners Corporation*                    85,504
Loeb Offshore Fund Ltd.                       99,737
Loeb Marathon Fund LP                        150,845
Loeb Marathon Offshore Fund, Ltd.             54,387
                                            ---------
                                           1,462,514

The total shares of Common Stock constitutes 7.13% of the 20,516,000 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 40,450 shares of Common Stock purchased and 2,355 sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The  following  purchases of Common  Stock have been made in the last sixty
(60) days by the following:
                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*
                              12-28-04        159              $5.82
                              12-29-04        735               6.08
                              12-30-04        798               6.28
                              12-31-04       1020               6.51
                              12-31-04        798               6.29
                              01-03-05       1470               6.50
                              01-04-05        350               6.36
                              01-13-05       1682               6.92
                              01-14-05       1198               7.01
                              01-14-05        109               6.38
                              01-18-05       2705               7.68
                              01-19-05       2705               7.68
                              01-20-05       3375               7.40
                              01-21-05       1682               7.49
                              01-24-05       1688               7.04
                              01-26-05        443               6.95
                              01-27-05       3209               7.41
                              01-28-05       4407               7.74
                              01-31-05       3186               7.98
                              02-01-05       3677               8.28
                              02-02-05       4814               8.65
                              02-03-05       2581               8.82
                              02-04-05       6710               9.01
                              02-07-05       2575               9.24
                              02-09-05       3378               8.92
                              02-10-05       1204               8.81
                              02-11-05       1051               8.85
                              02-15-05        167               9.30
                              02-16-05        288               9.26
                              02-17-05        206               9.94
                              02-18-05       1181               9.86
                              02-18-05        590               9.81
                              02-22-05        308               9.89
                              02-23-05        171               9.89
                              02-24-05        806               9.97
                              02-25-05       2522               9.99
                              02-28-05        524              10.08
                              03-01-05        388              10.41
                              03-02-05          5              10.75
                              03-07-05       4490              10.92
                              03-07-05         23              10.67
                              03-08-05         55              10.66
                              03-08-05         12              10.67
                              03-10-05        800              10.69
                              03-11-05       7638               9.90
                              03-11-05        308              10.46
                              03-14-05         13              10.26
                              03-16-05        801              10.91
                              03-17-05      10758              10.95
                              03-18-05        643              11.09
                              03-21-05       1126              11.14
                              03-22-05        727              11.09



Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund
                              12-28-04       1950             $5.820
                              12-29-04       8978              6.076
                              12-30-04       9747              6.283
                              12-31-04      12466              6.505
                              12-31-04       9747              6.286
                              01-03-05      17955              6.505
                              01-04-05       4275              6.364
                              01-13-05      20550              6.915
                              01-14-05      17678              7.014
                              01-14-05       1319              6.378
                              01-18-05      34086              7.678
                              01-19-05      34086              7.680
                              01-20-05      42625              7.398
                              01-21-05      21387              7.491
                              01-24-05      21312              7.045
                              01-26-05       5590              6.952
                              01-27-05      40543              7.408
                              01-28-05      55669              7.735
                              01-31-05      40238              7.983
                              02-01-05      46443              8.281
                              02-02-05      80039              8.653
                              02-03-05      33943              8.818
                              02-04-05      49889              9.011
                              02-07-05      62217              9.240
                              02-08-05      14217              9.168
                              02-09-05      47140              8.915
                              02-10-05      16596              8.810
                              02-11-05      14659              8.852
                              02-11-05        200              8.783
                              02-14-05      27147              9.341
                              02-14-05        409              9.174
                              02-15-05       2344              9.302
                              02-16-05       4027              9.259
                              02-17-05       2875              9.944
                              02-18-05      16477              9.863
                              02-18-05       8239              9.813
                              02-22-05       4290              9.888
                              02-23-05       2372              9.889
                              02-24-05      11253              9.966
                              02-25-05      35186              9.986
                              02-28-05       7299             10.079
                              03-01-05       5406             10.410
                              03-02-05       4596             10.412
                              03-02-05         79             10.750
                              03-07-05      62688             10.924
                              03-07-05        327             10.672
                              03-08-05        773             10.660
                              03-10-05      11170             10.691
                              03-11-05      98027              9.905
                              03-11-05       4291             10.450
                              03-14-05        171             10.260
                              03-16-05       1169             10.420
                              03-07-05       3343             10.954
                              03-18-05       7887             11.086
                              03-21-05      13797             11.135
                              03-22-05       8915             11.093



Holder                            Date     Shares      Average Price
Loeb Offshore Fund
                              12-28-04        171              $5.82
                              12-29-04        787               6.08
                              12-30-04        855               6.28
                              12-31-04       1094               6.51
                              12-31-04        855               6.29
                              01-03-05       1575               6.50
                              01-04-05        375               6.36
                              01-13-05       1802               6.92
                              01-14-05       2124               7.01
                              01-14-05        115               6.38
                              01-18-05       3209               7.68
                              01-19-05       3209               7.68
                              01-20-05       4000               7.40
                              01-21-05       2006               7.49
                              01-24-05       2000               7.04
                              01-26-05        525               6.95
                              01-27-05       3805               7.41
                              01-28-05       5224               7.74
                              01-31-05       3776               7.98
                              02-01-05       4358               8.28
                              02-02-05       7378               8.65
                              02-03-05       3176               8.82
                              02-04-05       1750               9.01
                              02-07-05       8806               9.24
                              02-08-05       1482               9.16
                              02-09-05       4411               8.92
                              02-10-05       1571               8.81
                              02-11-05       1372               8.85
                              02-14-05       2370               9.34
                              02-14-05         36               9.17
                              02-15-05        219               9.30
                              02-16-05        377               9.26
                              02-17-05        269               9.94
                              02-18-05        771               9.86
                              02-18-05       1542               9.81
                              02-22-05        402               9.88
                              02-23-05        222               9.88
                              02-24-05       1053               9.96
                              02-25-05       3292               9.98
                              02-28-05        683              10.07
                              03-01-05        506              10.41
                              03-02-05          7              10.75
                              03-07-05       5864              10.92
                              03-07-05         31              10.67
                              03-08-05         72              10.66
                              03-10-05       1050              10.69
                              03-11-05       9149               9.90
                              03-11-05        401              10.46
                              03-14-05         16              10.26
                              03-16-05       1045              10.90
                              03-18-05        720              11.08
                              03-21-05       1259              11.13
                              03-22-05        813              11.09


Holder                            Date     Shares      Average Price
Loeb Marathon Fund            12-28-04        890              $5.82
                              12-29-04       4099               6.08
                              12-30-04       4988               6.28
                              12-31-04       4988               6.51
                              12-31-04       5771               6.29
                              01-03-05       8312               6.50
                              01-04-05       2969               6.36
                              01-05-05       5129               6.41
                              01-06-05        934               6.41
                              01-10-05       4398               6.21
                              01-11-05       1759               6.36
                              01-11-05      10628               6.37
                              01-12-05       1349               6.51
                              01-12-05      10528               6.37
                              01-13-05        222               6.92
                              01-14-05        900               7.01
                              01-14-05       8985               6.38
                              01-18-05       6425               7.68
                              01-19-05       6425               7.68
                              01-20-05       6428               7.40
                              01-21-05       4821               7.49
                              01-24-05       6046               7.04
                              01-25-05        844               7.06
                              01-26-05       4215               6.95
                              01-27-05      22458               7.41
                              02-01-05        779               8.28
                              02-02-05       1325               8.65
                              02-04-05        836               9.01
                              02-07-05       1045               9.24
                              02-08-05        226               9.16
                              02-09-05        787               8.92
                              02-10-05       5002               8.81
                              02-11-05       4432               8.85
                              02-14-05       4241               9.34
                              02-14-05         64               9.17
                              02-15-05        821               9.30
                              02-16-05        286               9.26
                              02-17-05        462               9.94
                              02-18-05        281               9.86
                              02-18-05        561               9.81
                              02-24-05       1255               9.96
                              02-25-05      15135               9.98
                              02-28-05        106              10.07
                              02-28-05        387               9.98
                              02-28-05         38              10.07
                              03-01-05        300              10.41
                              03-02-05        810              10.41
                              03-07-05       3674              10.92
                              03-07-05         51              10.67
                              03-08-05         74              10.66
                              03-10-05        734              10.69
                              03-10-05         58              10.92
                              03-11-05       1470               9.90
                              03-16-05        734              10.90
                              03-17-05        717              10.95
                              03-18-05        514              11.08
                              03-21-05        895              11.13
                              03-22-05        578              11.09

Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        12-28-04        630              $5.82
   Fund                       12-29-04       2901               6.08
                              12-30-04       2612               6.28
                              12-31-05       3949               6.51
                              12-31-04       2612               6.29
                              01-03-05       5688               6.50
                              01-04-05       2031               6.36
                              01-05-05       4871               6.41
                              01-06-05       3937               6.41
                              01-10-05       3102               6.21
                              01-11-05       1241               6.36
                              01-13-05       1581               6.91
                              01-14-05        500               7.01
                              01-18-05       3575               7.68
                              01-19-05       3575               7.68
                              01-20-05       3572               7.40
                              01-21-05       2679               7.49
                              01-24-05       3360               7.04
                              01-26-05       2342               6.95
                              02-01-05        332               8.28
                              02-01-05       1739               8.31
                              02-02-05        557               8.65
                              02-04-05        356               9.01
                              02-07-05        457               9.24
                              02-08-05         95               9.16
                              02-09-05        334               8.92
                              02-10-05       2128               8.81
                              02-11-05       1886               8.85
                              02-14-05       1804               9.34
                              02-14-05         26               9.17
                              02-15-05        349               9.26
                              02-17-05        188               9.94
                              02-18-05        119               9.86
                              02-18-05        239               9.81
                              02-23-05      15135               9.89
                              02-24-05        533               9.97
                              02-25-05        387               9.99
                              02-28-05         38              10.08
                              03-07-05       1326              10.92
                              03-07-05         19              10.67
                              03-08-05         26              10.66
                              03-10-05       1268              10.92
                              03-10-05        266              10.69
                              03-11-05        530               9.90
                              03-16-05        266              10.90
                              03-17-05        283              10.95
                              03-18-05        186              11.08
                              03-21-05        323              11.13
                              03-22-05        208              11.09


                                     Sales of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          12-31-04        798              $6.28
                              01-19-05       2705               7.68
                              02-17-05        122               9.26
                              03-01-05       1240              10.89


Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           12-31-05       9747             $6.283
                              01-19-05      34086              7.678
                              03-01-05        811             10.887
                              03-02-05       5406              10.41


Holder                            Date     Shares      Average Price
Loeb Offshore Fund            12-31-05        855              $6.28
                              01-19-05       3209               7.68
                              03-01-05        179              10.88


Holder                            Date     Shares      Average Price
Loeb Marathon Fund            12-31-04       4988              $6.28
                              01-12-05      10628               6.37
                              01-14-05      10528               6.37
                              01-19-05       6425               7.68
                              02-01-05       1739               8.28




Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        12-31-04       2612              $6.28
   Fund                       01-06-05       4871               6.41
                              01-19-05       3575               7.67
                              01-25-05        844               7.03
                              01-31-05       1984               7.93
                              02-25-05      15135               9.88
                              02-25-05        533               9.96
                              02-28-05        387               9.98
                              02-28-05         38              10.07
                              02-28-05        122               9.25
                              03-01-05         70              10.88
                              03-10-05       1326              10.92




--------------------
*Including 40,450 shares of Common Stock purchased and 2355 sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2005                            Loeb Partners Corporation


                                         By: /s/ Gideon J. King
                                                 Executive Vice President

March 25, 2005                            Loeb Arbitrage Fund
                                      By: Loeb Arbitrage Management, Inc., G.P.


                                          By: /s/ Gideon J. King
                                                  President

March 25, 2005                              Loeb Offshore Fund Ltd.



                                          By: /s/ Gideon J. King
                                                  Director

March 25, 2005                              Loeb Marathon Fund LP
                                   By: Loeb Arbitrage Management, Inc., G.P.


                                          By: /s/ Gideon J. King
                                                  President

March 25, 2005                              Loeb Marathon Offshore Fund


                                          By: /s/ Gideon J. King
                                                  Director